UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of July 2024

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

c/o Meitar Law Offices Abba Hillel Silver Rd.,

Ramat Gan, 5250608

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On July 10, 2024, Galmed Pharmaceuticals Ltd. (the “Company”) convened its Annual General Meeting of Shareholders (the “Annual Meeting”), however, it was adjourned for one week to the same day, time and place due to lack of quorum. Accordingly, the Company’s Annual Meeting will be reconvened on Wednesday, July 17, 2024 at 16:00 p.m. (Israel time), at the offices of Meitar | Law Offices, legal counsel to the Company at 16 Abba Hillel Silver Rd., Ramat Gan, 5250608, Israel.

The contents of this Form 6-K are incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration No. 333-206292 and 333-227441) and the Company’s Registration Statement on Form F-3 (Registration No. 333-254766), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: July 11, 2024	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer